NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS SIGNS COOPERATION AGREEMENT WITH SUMAR USA

HONG KONG – January 13, 2014 -- Highway Holdings Limited (Nasdaq:HIHO) today announced it has entered into a cooperation agreement with California-based Sumar International, Inc., whereby Highway Holdings will develop two products under a pilot program intended to ultimately establish the company as the OEM provider for a majority of Sumar’s mount- and stand-related product lines for television electronics and accessory applications.

“We are gratified by the confidence of Sumar in Highway Holdings’ quality and capabilities and look forward to further opportunities to expand a valued-relationship that has evolved over several years,” said Roland Kohl, president and chief executive officer of Highway Holdings.

He noted the two products under the pilot program are in the design and development stage, and tooling for full-production is expected to be completed this month.

Kohl added that he anticipates Highway Holdings will utilize a variety of the company’s capabilities for Sumar’s OEM requirements, including metal component manufacturing services, plastic component molding and assembly.

About Sumar International

Based in Southern California, Sumar International is a marketing organization offering an extensive line of mount- and stand-related products designed for computer accessories, electronics and audio/video devices. Its products are sold to big-box retailers, as well as commercial customers.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2014 THIRD QUARTER

AND NINE-MONTH RESULTS

HONG KONG —January 27, 2014 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal third quarter ended December 31, 2013 -– reflecting increased sales and profitability for both the quarter and nine-month period.

Net income for the fiscal 2014 third quarter was $149,000, or $0.04 per diluted share, compared with $18,000, or $0.01 per diluted share, in the third quarter a year earlier. Net sales for the same period increased 3.5 percent to $5.8 million from $5.6 million a year ago.

Net income for the nine-month period of fiscal 2014 increased sharply to $451,000, or $0.12 per diluted share, from $174,000, or $0.05 per diluted share, a year earlier. Net sales for the nine months climbed 7 percent to $17.5 million from $16.4 million in the comparable period a year earlier.

Gross profit margin for the three- and nine-month periods ended December 31, 2013 increased to 22.6 percent and 22.6 percent, respectively, compared with 22.2 percent and 21.9 percent, respectively, a year earlier. Gross profit margin increased due to ongoing streamlining efforts and slight price increases to customers.

Operating income for the three-month period ended December 31, 2013 was $132,000 compared with $8,000 in the prior year. Operating income for the nine months more than doubled to $563,000 from $255,000 a year earlier.

“Results for the quarter reflect the company’s focus on quality manufacturing and customer service to increase business to existing customers and attract additional business opportunities. A key challenge is to balance a highly inflationary environment in China and Hong Kong, including higher wages for employees, with customer pricing expectations,” said Roland Kohl, chairman, president and chief executive officer of Highway Holdings.

Kohl noted that the company is presently in discussions with most of its major customers for further price increases to match escalating operating costs in China and/or authorization to transfer labor intensive assembly work to its lower-cost, sub-contracting operation in Myanmar. “The relocation of certain labor intensive assembly services to Myanmar should be an attractive alternative to our customers, since it is a practical solution to maintaining quality and service without, in most cases, further price increases,” Kohl said.

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Highway Holdings Ltd.

He noted that the Chinese government recently announced another minimum wage increase of approximately 13 percent effective February 1, 2014 for the Shenzhen region, reflecting the difficulty of attracting workers and further contributing to an inflationary environment in China.

Currency exchange rates positively affected the company’s net income for the nine-month period ended December 31, 2013. The company reported a $28,000 currency exchange gain compared with a $26,000 exchange loss in 2012 -- mainly due to the increased strength of the RMB currency at December month ended.

Kohl noted the company’s balance sheet remains strong. The company’s total cash, cash equivalents and restricted cash position at December 31, 2013 was $4.5 million compared with $5.3 million at March 31, 2013, despite aggregate dividend payments of $302,000, or $0.08 per diluted share since March 2013, and approximately $1 million of cash that the company was required to deposit with the Chinese Customs Department. The Customs Department has commenced returning a portion of the deposits, and Highway Holdings anticipates that most of its deposits will be returned by mid-year.

The company’s current ratio was 4:1 at December 31, 2013. The total cash, cash equivalents and restricted cash exceeded all current and long term liabilities combined by $954,000.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,

	2013	2012	2013	2012

Net sales	$5,816	$5,619	$17,543	$16,398

Cost of sales	4,503	4,369	13,586	12,804

Gross profit	1,313	1,250	3,957	3,594

Selling, general and administrative expenses	1,181	1,242	3,394	3,339
Operating income	132	8	563	255

Non-operating items
Interest expenses	0	2	1	7
Exchange gain (loss), net	53	8	28	(26)
Interest income	4	2	13	7
Other income	48	4	47	50
Total non-operating income	105	12	87	24

Net income before income tax and non-controlling Interest	237	20	650	279
Income taxes	89	2	200	105

Net Income before non-controlling interest	148	18	450	174
Less : Net income attributable to non-controlling interest	1	0	1	0
Net income attributable to Highway Holdings Limited shareholders	$149	$18	$451	$174

Net Income per share – basic and diluted	$0.04	$0.01	$0.12	$0.05
Weight average number of shares
Basic	3,778	3,778	3,778	3,778
Diluted	3,788	3,788	3,788	3,788

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	Dec 31	March 31
	2013	2013
Current assets:
Cash and cash equivalents	$3,864	$4,634
Restricted cash	643	643
Accounts receivable, net of doubtful accounts	3,774	3,958
Inventories	3,478	2,957
Amount due from an equity method investee	-	110
Prepaid expenses and other current assets	2,191	1,114
Total current assets	13,950	13,416

Property, plant and equipment, (net)	1,356	1,769
Loan receivables	435	167

Total assets	$15,741	$15,352

Current liabilities:
Accounts payable	$1,637	$1,515
Current portion of long-term debt	-	112
Accrual payroll and employee benefits	986	885
Other liabilities and accrued expenses	529	501
Dividend payable	-	114
Net Tax payable	342	158
Total current liabilities	3,494	3,285

Long term liabilities :

Deferred income taxes	59	59
Total liabilities	3,553	3,344

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,340	11,340
Retained earnings	777	628
Accumulated other comprehensive income	42	16
Treasury shares, at cost – 5,049 shares as of December, 31, 2013; and March 31, 2013 respectively	(14)	(14)
Total Highway Holdings Limited shareholders’ equity	12,183	12,008
Non-controlling interest	5	-
Total shareholders’ equity	12,188	12,008
Total liabilities and shareholders’ equity	$15,741	$15,352